Room 4561
						September 27, 2005

John Birbeck
President and Chief Executive Officer
CTI Group (Holdings), Inc.
333 North Alabama Street, Suite 240
Indianapolis, IN 46204

Re:	CTI Group (Holdings), Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Form 10-QSB for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
	File No. 0-10560

Dear Mr. Birbeck:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page 31

1. Tell us why you have not classified the amortization expense of capitalized software development costs and related impairment charges as cost of products and services. Tell us how you considered FASB Staff Implementation Guide, Question 17 of Statement 86.

Note 1:  Description of Business and Summary of Significant
Accounting Policies - Revenue Recognition, page 35

2. You indicate that "if the services are essential to the functionality of the software, revenue from the software component is deferred until the essential service is complete." Tell us how you considered paragraphs 64 and 65 of SOP 97-2 and clarify if you have applied contract accounting to the entire arrangement. If so, explain why you believe it is appropriate to apply the completed-contract method of accounting. Refer to paragraphs 21-33 of SOP 81-
1.

Note 1:  Description of Business and Summary of Significant
Accounting Policies - Basic & Diluted Income/(Loss) per Common
Shares, page 37

3. We note your net income per share presentation and earning per share disclosure in Note 1. Tell us how your net income per share calculation considers the guidance in paragraphs 60 and 61 of SFAS
128. Explain why you have not presented earnings per share for all classes of your common stock following paragraph 61(d) of SFAS 128.

4. We note that you issued 2,833,334 shares of Class B common stock and these shares are convertible to Class A common shares based on the value of Tracking LLC, a wholly owned subsidiary. We further note that you exclude the dilutive impact of these convertible shares in the computation of basic and diluted earnings per share "due to inability of the Company to estimate the ultimate number of shares to be issued." Tell us why you are unable to estimate the number of shares to be issued. In this regard, you indicate in Note 2 that conversion can be determined by dividing the value of Tracking LLC by the fair value of Class A common stock, which appear to be determinable amounts.

Note 2:  Merger, Acquisition and Discontinued Operations -
Discontinued Operations, page 40

5. We note that you issued 1,140,564 shares of Class A common stock in connection with the sale of Xila`s assets. Tell us how you accounted for these shares and how you determined that gain recognition of $370,268 was appropriate. Provide the specific guidance you are relying upon for your accounting treatment of this transaction.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

Item 3:  Controls and Procedures, page 22

6. We note your disclosure that your Principal Officers "concluded that the Company`s disclosure controls and procedures are effective in reaching a reasonable level of assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission`s rules and forms."
Tell
us how your Officers considered Exchange Act Rule 13a-15(e) concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at
(202) 551-3499 if you have questions regarding these comments.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. John Birbeck
CTI Group (Holdings), Inc.
September 26, 2005
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